UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
 (Amendment No. 4)

Under the Securities Exchange Act of 1934

Horizon Pharmaceutical LLC
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

75382F106
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐        Rule 13d-1(b)

☒        Rule 13d-1(c)

☐        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 75382F106
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Credit Suisse Trust Limited in its capacity as trustee of The Mandalay Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.		TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

The common stock of Horizon Pharmaceutical LLC, formerly known as Raptor Pharmaceutical Corporation (the “Issuer”), has been deregistered under the Securities Exchange Act of 1934, as amended.  Accordingly, this Amendment No. 4 to Schedule 13G (this “Amendment”) is an exit filing, and the Reporting Person’s final amendment to the Schedule 13G.

As of the date of this filing, Meadowsweet Assets Limited (the “Record Holder”) does not own any shares of common stock of the Issuer.  Record Holder is wholly owned by The Mandalay Trust (the “Trust”), of which Credit Suisse Trust Limited (the “Trustee”) acts as the trustee.  Bidzina Ivanishvili is the settlor of the Trust.  George Bachiashvili is an investment manager of the Trust.  Previously, Bidzina Ivanishvili, George Bachiashvili, the Record Holder, the Trust and the Trustee in its capacity as trustee for the Trust may have been deemed to be a group with regard to the shares of common stock of the Issuer as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, but now no such group status exists as none of these persons owns any shares of common stock of the Issuer.

ITEM 1(a).	NAME OF ISSUER: Horizon Pharmaceutical LLC, formerly known as Raptor Pharmaceutical Corporation.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 5 Hamilton Landing, Suite 160, Novato, California 94949, United States.

ITEM 2(a).	NAME OF PERSON FILING: Credit Suisse Trust Limited in its capacity as trustee of The Mandalay Trust.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the Trust and the Trustee is 1 Raffles Link, #05-02 Singapore 039393.

ITEM 2(c)	CITIZENSHIP:

The place of organization of the Trustee is Singapore.  The Trust is established under the laws of Singapore.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common stock

ITEM 2(e).          CUSIP NUMBER:

75382F106

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting Person	(a) Amount beneficially owned:	(b) Percent of class*:	(c)(i) Sole power to vote or direct the vote:	(c)(ii) Shared power to vote or to direct the vote:	(c)(iii) Sole power to dispose or to direct the disposition of:	(c)(iv) Shared power to dispose or to direct the disposition of:
Credit Suisse Trust Limited**	0	0%	0	0	0	0

As of the date of this filing, the Record Holder does not own any shares of common stock of the Issuer.

Previously, Bidzina Ivanishvili, George Bachiashvili, the Record Holder, the Trust and the Trustee in its capacity as trustee for the Trust may have been deemed to be a group with regard to the shares of common stock of the Issuer as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, but now no such group status exists as none of these persons owns any shares of common stock of the Issuer.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: See Item 4.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2017

Credit Suisse Trust Limited	Credit Suisse Trust Limited in its capacity as trustee of The Mandalay Trust

By:  /s/ Bee Eng Koh
Name:  Bee Eng Koh

By:  /s/ Ciaran O’Neill
 Name:  Ciaran O’Neill